ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 26, 2022	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

New York Regional Office

100 Pearl Street, Suite 20-100

New York, New York 10004-2616

Attn: Ms. Megan Miller

Re:	Blackstone Alternative Investment Funds (File No. 811-22743) (the “Registrant”)

Ladies and Gentlemen:

On July 27, 2022, Ms. Megan Miller (the “Staff Reviewer”) of the staff of the Securities and Exchange Commission (the “Staff”) provided oral comments to Sarah Clinton of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report to shareholders of Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Registrant, for the fiscal year ended March 31, 2022, filed under the Investment Company Act of 1940, as amended, on Form N-CSR (the “Annual Report”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the responses to the Staff Reviewer’s comments are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Report.

1.

Please include, for each issue of restricted securities, the aggregate value of all restricted securities and the percentage which the aggregate value bears to net assets, as required by footnote 8(c) to Rule 12-12 of Regulation S-X (17 CFR § 210.12-12).

Response: The Registrant confirms that, in future annual report filings, it will provide the disclosures required for restricted securities pursuant to footnote 8(c) of Rule 12-12 of Regulation S-X.

2.

The Staff notes that the line graph in the “Performance Summary” section of the Annual Report provides information regarding the value of a $10,000 investment in Class I Shares of the Fund from inception. Pursuant to Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A, this line graph should be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. Because the minimum initial investment in Class I shares of

- 2 -	August 26, 2022

the Fund is $100,000, in future annual report filings, please provide the information based on a $100,000 investment.

Response: The Registrant confirms that, in future annual report filings, it will provide the performance information in the line graph pursuant to Item 27(b)(7)(ii)(A) of Form N-1A and the Instructions thereto.

3.	Please explain supplementally the reasons the following two repurchase agreements were undercollateralized compared to other repurchase agreements entered into by the Fund:

(i) JPMorgan Chase Bank, N.A., 0.45%, dated 03/11/2022, due 05/10/2022 (collateralized by Tencent Holdings Bond, 3.28% due 04/11/2024, market value $940,574); and

(ii) JPMorgan Chase Bank, N.A., 1.50%, dated 01/05/2022, due 05/10/2022 (collateralized by Indonesian International Bond, 2.15% due 07/28/2031, market value $940,574).

Response: The Registrant confirms that, while the above referenced repurchase agreements were properly collateralized, the market value of the collateral for these repurchase agreements was misstated in the Annual Report due to a typographical error. The market values of the collateral held by the Fund in connection with these repurchase agreements were $3,976,982 and $3,505,500, respectively.

* * * * *

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:	Kevin Michel, Esq., Blackstone Alternative Asset Management L.P.